Sterling Construction Company, Inc.
20810 Fernbush Lane
Houston, Texas 77073

April 24, 2014

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention: Pamela A. Long

Re:	Sterling Construction Company, Inc.
Registration Statement on Form S-3
File No. 333-195087

Ladies and Gentlemen:

Sterling Construction Company, Inc. (the “Company”) requests that the effectiveness of Registration Statement File No. 333-195087 be accelerated to 9:00 am on April 29, 2014.

The Company acknowledges that it is aware that:

(a)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
(b)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

(c)
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this request for acceleration, please contact me at (281) 591-3508 or David Bernstein of K&L Gates LLP at (212) 536-4029.

Sincerely,

/s/ Thomas R. Wright
Thomas R. Wright
Executive Vice President and
Chief Financial Officer

cc:	Asia Timmons-Pierce
Craig Slivka